DENVER, CO OFFICE 6950 S. Potomac Street, Suite 300 Centennial, CO 80112 Tel: (303) 531-0470 Fax: (303) 531-0519

September 27, 2013

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:  Tia L. Jenkins, Senior Assistant Chief Accountant

Re:                             Uranium Resources, Inc.

Form 10-K filed for Fiscal Year Ended December 31, 2012

Filed March 18, 2013

File No. 001-33404

Ladies and Gentlemen:

Uranium Resources, Inc. (the “Company”) hereby responds to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) contained in your letter dated August 29, 2013 (the “Comment Letter”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”). For the convenience of the Staff, we have set forth below the comments contained in the Comment Letter followed by the Company’s response to each comment.

Form 10-K for the Year Ended December 31, 2012

Comment No. 1

We note your response to comment 1 from our letter dated July 8, 2013. Only proven or probable reserves may be disclosed in filings with the United States Securities and Exchange Commission pursuant to paragraph (b)(5)(3) of Industry Guide 7. Historically the disclosure of mineralized materials in terms of tons and grade of mineralized materials has been permitted. Please revise to comply with this Guidance.

Company Response to Comment No. 1

As noted in the Company’s response to Comment No. 1 of the Staff’s July 8, 2013 Comment Letter, the Company believes that the continued disclosure of contained pounds of U3O8 is in the best interests of investors and is consistent with practices in the uranium industry and past discussions between the Company and the Staff. The Company respectfully asks the Staff to grant an exception to its policy regarding mineralized materials.

Staff’s Interpretation of Industry Guide 7

At the time of the adoption of Industry Guide 7 in 1981, the definitions and disclosure instructions contained therein represented the latest mining industry developments. However, the Commission has not updated Industry Guide 7 in the 32 years since its adoption, in contrast to the oil and gas reporting rules, which the Commission updated in 2008 citing changes in the industry and the need for improved disclosure to investors. Modern definitions and standards for the estimation and reporting of exploration results, mineral resources and mineral reserves have been adopted by regulatory agencies in, among others, Canada, Australia, South Africa and the European Union.

Industry Guide 7 is substantially different from prevailing international standards, most notably in not allowing the reporting of non-reserve mineral resources as such. All of this presents challenges for U.S. mining companies in communicating with their investors and potential investors. It frustrates company management, who cannot tell their story in a coherent and consistent fashion.

Industry Guide 7’s prohibition on the reporting of non-reserve mineral resources as such in SEC reports also limits the completeness and relevance of SEC reports for investors. The Staff’s accommodation in permitting tons and grade of mineralized material, but not units of production, prevents companies from including all information material to management and investors in a company’s reports with the Commission. In various other contexts, including the overhaul of the oil and gas reporting rules and in guidance regarding Management Discussion & Analysis, the Commission has stressed the importance of company disclosure that reflects the material factors that management considers in analyzing its business and making strategic and operational decisions.

The Staff has acknowledged in previous comment letters that Industry Guide 7 applies only to filings with the Commission and has permitted the disclosure of non-reserve resource information, labeled as such, on reporting issuers’ websites and in their press releases, subject to the requirement to include cautionary language for U.S. investors.(1) The Staff’s position has led to a situation in which some of the most important information about U.S.-incorporated mining companies is excluded from SEC disclosure but available in less regulated and uniform contexts.

A company’s ability to discuss the status of its projects and the probability that future growth and development will occur, quantified in a consistent way, is vital. Although the Staff has allowed resource information to be presented on company websites, in press releases, and in investor presentations, this is merely a work-around and still leaves a company with incomplete SEC disclosure and the need to reconcile its filings with its other disclosures. The Company respectfully requests the Staff to reconsider its prohibition on the disclosure of non-reserve contained metals in SEC filings in light of current practices.

Disclosure Consistent with Practice in Uranium Industry

The disclosure of non-reserve pounds of uranium is nearly universal among uranium mining companies operating in the United States. Industry Guide 7 discourages mining companies from listing or incorporating in the United States, and with the sole exception of the Company, every public uranium mining company operating in

(1)                      See, e.g., Tao Minerals Ltd., SEC Comment Letter (January 19, 2012); Sungro Minerals, Inc., SEC Comment Letter (August 3, 2011).

the United States is either incorporated in Canada or files publicly-available reports with the Canadian regulatory authorities. Investors can easily look up contained pounds of uranium for each such company via the System for Electronic Document Analysis and Retrieval (SEDAR) maintained by the Canadian Securities Administrators. Investors reviewing the Company’s information have historically had the same information available via EDGAR.

The following table sets forth the name and jurisdictions of incorporation and principal executive offices of each public uranium mining company operating in the United States:

Company	Jurisdiction of Incorporation	Jurisdiction of Principal Executive Offices	Locations of Projects
Cameco Resources (1)	Wyoming	Wyoming	United States
Denison Mines Corp. (2)	Ontario, Canada	Ontario, Canada	Canada; United States through April 2012; Zambia; Mongolia
Energy Fuels Inc. (3)	Ontario, Canada	Colorado	United States
Laramide Resources Ltd.	Canada	Toronto, Canada	United States; Australia
Powertech Uranium Corp.	British Columbia, Canada	British Columbia, Canada	United States
Strathmore Minerals Corp. (4)	British Columbia, Canada	British Columbia, Canada	United States
Uranerz Energy Inc. (5)	Nevada	Wyoming	United States
Uranium Energy Corp.(5)	Nevada	British Columbia, Canada	United States; Paraguay
Ur-Energy Inc.	Canada	Colorado	United States

(1)                      Incorporated as Power Resources, Inc. and doing business under the trade name Cameco Resources. Cameco Resources is a subsidiary of Cameco Corp. (a Canadian corporation) and claims to be the largest uranium producer in the United States.

(2)                      Denison sold all of its assets and operations in the United States to Energy Fuels Inc. in April 2012.

(3)                      Energy Fuels claims to be the largest conventional uranium producer in the United States and has projects exclusively in the United States.

(4)                      Acquired by Energy Fuels Inc. in August 2013.

(5)                      Files technical reports and other information on SEDAR.

As indicated above, the Company is the sole public uranium mining company operating in the United States that does not also file information on SEDAR, including estimates of non-reserve mineral resources. In several instances (e.g. Energy Fuels, Ur-Energy), companies with projects adjacent to or near the Company’s projects and headquartered in the same metropolitan area as the Company (Denver, Colorado) are permitted to disclose non-reserve mineral resources in regulatory filings available to investors while the Company cannot make such disclosure. The Company does not believe that the jurisdiction of incorporation should serve as a determining factor for the information available to the investing public, and that the Staff would better protect investors by permitting the disclosure of non-reserve contained metals in SEC filings and monitoring such disclosure.

Removal Most Harmful to Retail Investors

As noted in the Staff’s comment, the Staff has historically permitted the disclosure of mineralized materials in terms of tons and grade, but not contained metals. Of course, with the disclosure of tons and grade, investors are free to calculate contained metals, but under the Staff’s interpretation of Industry

Guide 7, reporting issuers cannot present this calculation directly. The Company believes that the result of this policy is to obscure material and fundamental information about mining companies from retail investors who, quite rationally, will not spend the time to calculate non-reserve contained metals or look-up non-reserve contained metals on a company’s website. Specifically, the Company believes that retail investors with relatively small holdings are much less likely to receive non-reserve mineral resource information than institutional investors with significantly more incentive to investigate the Company’s projects. To the extent that the Staff is concerned that retail investors would ignore the additional risk of non-reserve mineral resources as compared to reserves, the Company believes that cautionary language would mitigate that risk, as discussed below.

Historical Practices of the Company

As noted in our response letter dated August 16, 2013, the Company has disclosed contained pounds of U3O8 in its SEC filings for the last decade. With a decade of disclosure of contained pounds of U3O8, the Company believes that investors have come to rely on contained pounds of U3O8 as a key metric in evaluating the Company, particularly as the Company expands through acquisitions and mergers, as was the case in the Company’s merger with Neutron Energy, Inc. in 2012.

Removing contained pounds of U3O8 from the Company’s future filings would result in confusion regarding the reason behind the change; investors may believe that the Company has changed its position regarding the relevant projects. Even with disclosure regarding the reason for the change, removal of contained pounds would merely force investors to look for such information on the Company’s website or in its press releases.

The Company would also like to emphasize that the Staff has twice before permitted the Company to continue disclosing contained pounds of U3O8 in its filings with the Commission. A letter from the Staff dated December 31, 2007 noted that “[m]ineralized material should only be reported as an ‘in place’ tonnage and grade, and should not be disclosed as units of product” and asked the Company to revise its disclosure (Comment No. 31). In responding to this comment, the Company discussed its historical practices and the potential for investor confusion with Mr. George K. Schuler at the Commission, and the Staff permitted the Company to continue to disclose contained pounds of U3O8. Similarly, in 2012 the Company had discussions with Mr. Schuler in connection with the Company’s registration statement on Form S-4 for the merger between Uranium Resources, Inc. and Neutron Energy, Inc. Because of the Company’s historical disclosure of in-place contained pounds of U3O8 and investor reliance on contained pounds as a key metric in evaluating the Company and post-merger business, Mr. Schuler did not object to the presentation of contained pounds of U3O8 for the newly acquired properties.

Proposed Cautionary Language

The Company requests that the Staff permit the continued disclosure of contained pounds of U3O8 in the Company’s filings with the Commission. The Company proposes adding the following cautionary language to mitigate concerns over investors not properly considering the additional risk of non-reserve mineral resources:

The Company discloses non-reserve mineralized material that is considered too speculative geologically to be categorized as reserves under Industry Guide 7 of the Securities and Exchange Commission. Estimates of non-reserve mineralized material are subject to further exploration and development, are subject to many risks and highly speculative, and may not be converted to future reserves of the Company.

Comment No. 2

Please forward to our engineer as supplemental information and not as part of your filing, your updated reserve reports for your Kingsville and Rosita properties pursuant to paragraph (c) of Industry Guide 7. This information should include:

•                  Property and geologic maps

•                  Description of your sampling and assaying procedures

•                  Drill-hole maps showing drill intercepts

•                  Representative geologic cross-sections and drill logs

•                  Description and examples of your cut-off calculation procedures

•                  Cutoff grades used for each category of your reserves

•                  Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

•                  A detailed description of your procedures for estimating reserves

•                  Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

•                  A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

If possible please provide the requested information electronically, preferably on a CD and formatted as Adobe PDF files. In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B.

Company Response to Comment No. 2

On a supplementary basis, the Company has forwarded the requested information on a CD to Mr. John Coleman.

Should you have further technical questions about the reserves, please contact Jeffrey L. Vigil at (303) 531-0473 or by email at jvigil@uraniumresources.com to organize a telephone conference with the Company’s Chief Geologist, Ted Wilton. Mr. Wilton joined the Company in April 2012. Mr. Wilton is a Certified Professional Geologist and has more than 40 years of mining industry experience. He has participated in the discovery of a number of uranium and gold deposits over his career which includes a variety of technical and leadership roles at Freeport McMoRan, Inc., Kinross Gold Corporation, Neutron

Energy, Inc., Victoria Gold Corporation and most recently Klondex Mines Ltd. Mr. Wilton is a graduate of the New Mexico Institute of Mining and Technology and is a Registered Professional Geologist in the Commonwealth of Kentucky (RG-1057) and the State of Wyoming (PG-2664) and a Certified Professional Geologist by the American Institute of Professional Geologists (CPG-7659).

Comment No. 3

We note your response to comment 5 from our letter dated July 8, 2013 and it appears your response does not include all properties. Please provide the staff with a summary of the work completed on each property during 2012, the associated capitalized or operating expenditures, and clarification in regards to the materiality of the property. We suggest including a similar table in your disclosure.

Company Response to Comment No. 3

Background — Production History

Since its incorporation in 1977, the Company has produced over 8 million pounds of uranium by in-situ recovery (ISR) methods in the State of Texas where the Company currently has ISR mining projects, including two licensed processing facilities. The Company also has 206,600 acres of uranium mineral holdings with 144.8 million pounds of in-place mineralized uranium material in New Mexico and a NRC license to produce up to 3 million pounds of U3O8 per year on certain of its New Mexico projects.

The Company’s most recent production activities occurred in South Texas between 2004 and 2009. The Company placed the South Texas Vasquez property into production during the fourth quarter of 2004. In April 2006, Kingsville Dome returned to production followed by a startup of Rosita in June 2008. From 2004 to the end of 2009, these three projects produced a total of 1.4 million pounds of U3O8.

The Vasquez project was mined out in 2008. Rosita production was shut-in in October 2008 due to depressed pricing and technical challenges in the first new wellfield. The decline in uranium prices throughout 2008 led to a decision in October 2008 to defer new wellfield development at Rosita and Kingsville Dome. Production continued in two existing wellfields at Kingsville Dome and was completed in July 2009.

Since 2009, the Company has focused on restoration activities in South Texas in accordance with the Company’s existing agreements and regulatory requirements and for the purpose of demonstrating the environmental soundness and safety of ISR mining. Also, because the decision to shut-in production and focus on restoration activities, the Company fully wrote-off all South Texas mineral property carrying costs. The carrying cost for uranium plant assets and other depreciable equipment was not impaired due to the utilization of these assets for restoration and reclamation activities and because there were not any further indicators of impairment for these assets.

As noted below, in addition to restoration activities, in 2012 the Company began pond recovery activities at the Kingsville Dome processing facility to provide processing capacity for planned production in 2014. For a further discussion of uranium plant and other depreciable assets, please see the Company’s response to Comment No. 6 below.

Current Production Plans

In anticipation of rising uranium market prices (see price forecasts in the table at Comment No. 6 below), the Company’s strategy is to return to production in Texas and to advance its projects in New Mexico to production. The strategy also includes potentially expanding its asset base both within and outside of Texas and New Mexico and partnering with larger mining companies that have undeveloped uranium properties or with junior mining companies that do not have the Company’s mining and processing experience. On this basis, the Company has developed a preliminary 2014 budget for the purpose of producing the remaining 664,000 lbs. of uranium reserves at Kingsville and Rosita, and for continued investment in its New Mexico properties.

It should be noted that the Company incurred operating expenditures of $1.9 million in 2012 and $1.0 million in the six-months ended June 30, 2013 for the Kingsville Dome pond recovery project, the purpose of which is to provide the pond capacity required to operate the Kingsville Dome uranium plant in 2014. As part of the recovery project, the Company has utilized the Kingsville Dome uranium plant to process uranium bearing pond material that has yielded approximately 13,000 lbs. of U3O8. The Company shipped the U3O8 to Converdyn’s processing facility in Illinois in early September and will sell and deliver the U3O8 into its existing contracts.

Accounting Policy for Uranium Properties

As background to the Company’s response, set forth below is the capitalization policy utilized by the Company as stated in Note 2 to the Consolidated Financial Statements appearing in the Company’s 2012 Form 10-K, which is reflective of the Company’s status as a production stage enterprise:

All acquisition and development costs (including financing, salary and related overhead costs) incurred in connection with the various uranium properties are capitalized. Exploration and evaluation costs associated with uranium properties are expensed as incurred until such time that the existence of a commercially minable uranium deposit is confirmed. All properties with significant acquisition or incurred costs are evaluated for their realizability on a property-by-property basis. Any impairment of such costs is recognized through a reduction in the net carrying value of the asset.

Included in property, plant, equipment and development costs is what management classifies as value beyond proven and probable reserves (VBPP), primarily resulting from the Neutron acquisition. VBPP is attributable to (i) mineralized material, which includes measured and indicated amounts, that the Company believes could be brought into production with the establishment or modification of required permits and should market conditions and technical assessments warrant, (ii) inferred mineral resources and (iii) exploration potential.

Carrying amounts assigned to VBPP are not charged to expense until the VBPP becomes associated with additional proven and probable reserves and the reserves are produced or the VBPP is determined to be impaired. Additions to proven and probable reserves for properties with VBPP will carry with them the value assigned to VBPP at the date acquired, less any impairment amounts.

The Company has been following this accounting policy for mineral property activities since the early 2000’s. The Staff addressed this policy in its review of the Company’s 2006 Form 10-K and raised no objections to the policy after the Company provided further details regarding the policy and the Company’s mining activities.(2) The Company’s response still applies to our mining activities today:

The nature of our historical activities, discovering, developing and mining uranium using the in situ recovery method have been driven by exploration activities that involve relatively small expenditures. The main source of our exploration information has been derived from the acquisition, review and analysis of drilling data and logs created by previous operators, typically the uranium exploration divisions of large oil and/or gas companies. The expenditures related to these “exploration” activities have not been material on a year-by-year basis. Similarly, the timing required for our technical staff to determine if the area under review contained an ore body which was of sufficient size, grade and quality to establish whether such ore body was feasible as a commercially mineable uranium deposit was a relatively short time period. As a result, the “exploration” phase of most [or] all potential projects is minimal. Once the determination is made whether a project either does or does not contain a commercially mineable uranium deposit, the Company has expensed the costs for those projects that do not meet the criteria of commercially mineable and capitalized those which have.

After the determination that a deposit contains a commercially mineable uranium deposit, the Company would typically begin the licensing, permitting and regulatory development phase to bring such project into production. Those costs incurred to bring the deposit into production, including the aforementioned licensing and permitting costs and costs to drill delineation holes, would be capitalized to the project. Delineation holes are drilled to better define the specific characteristics of the ore body, primarily to determine the specific geometry of the ore trend and for planning the wellfield patterns whereby the ore body would be mined. All of these activities are undertaken after the identification of a commercially mineable uranium deposit and as a part of the development process to bring the project into production. As a result, these expenditures are capitalized as part of the development process and depleted over the estimated recoverable pounds to be produced.

(2)  See Uranium Resources, Inc., SEC Comment Letter, Comment No. 22 (December 31, 2007).

Expenditures for Properties in 2012

The table below summarizes the expenditures on each property during 2012:

	Statement of Operations		Balance Sheet		Total
Property	Impairment Costs	Operating Expenses	Restoration Liability	Capitalized	Expenditures
NEI — VBPP (1)	$0	$0	$0	$20,273,844	$20,273,844
Kingsville	919,413	2,293,392	1,127,120	646,832	4,986,757
Churchrock				2,770,834	2,770,834
Vasquez	679,088	29,222	640,168		1,348,478
Juan Tafoya				565,244	565,244
Rosita	138,856	242,212			381,068
Crownpoint				283,624	283,624
Cebolleta				145,323	145,323
Other				86,852	86,852
	$1,737,357	$2,564,826	$1,767,288	$24,772,553	$30,842,024

(1)Value beyond proven and probable reserves (VBPP) resulting from the purchase price allocation to uranium properties from the Company’s acquisition of Neutron Energy, Inc. in August 2012.

Impairment Costs

As discussed in the Company’s response to Comment No. 7 of the Staff’s July 8, 2013 Comment Letter, the impairment costs recorded for the Kingsville properties, Rosita properties and Vasquez properties during the year ended December 31, 2012 occurred because of increases in the estimated cost of the asset retirement obligation for each of these properties. In accordance with U.S. generally accepted accounting principles (ASC 410-20-35-8), the Company initially capitalized the increases in estimated costs related to restoration obligations, which amounted to approximately $1.7 million. However, in 2012, these capitalized costs were written-off as impairment cost because the carrying value of these properties has been fully impaired since 2009.

Operating Expenses

As noted in the table above, operating expenses on the Company’s properties amounted to approximately $2.6 million during the year ended December 31, 2012. The nature of these expenditures was discussed in the Management’s Discussion and Analysis section of the 2012 Form 10-K, Page 69 as follows:

“Operating Expenses. During 2012 we incurred operating expenses related to our South Texas projects of $631,000 and $1.9 million in connection with the Kingsville Dome pond recovery project. During 2011 and 2010 we incurred operating expenses related to our South Texas projects of $648,000 and $395,000, respectively. All such costs were from stand-by and/or care and maintenance activities.”

Restoration expenses

As noted in the table above, restoration expenses on the Company’s Kingsville and Vasquez properties amounted to approximately $1.8 million during the year ended December 31, 2012. These expenditures are charged against the restoration liability (asset retirement obligation) on the balance sheet. The nature of these expenditures was described in Item 2—Properties in the 2012 Form 10-K, as follows:

Page 22, Kingsville Dome:  “Restoration and Reclamation.  During 2012, we conducted restoration activities as required by the permits and licenses on this project spending approximately $1.1 million on restoration activities. In 2011 and 2010, we spent approximately $940,000 and $903,000, respectively. There are three TCEQ authorized production areas at the Kingsville Dome project. In 2012, restoration was completed within ten wellfields located in production areas 1 and 2. In 2013, URI will sample and observe the wellfields in production areas 1 and 2 during a stabilization period required by TCEQ rules. Groundwater restoration for production area 3 was conducted throughout 2012. We have completed groundwater restoration in five of the nine depleted wellfields in production area 3 at year end of 2012. We expect that all the production area 3 wellfields at our Kingsville Dome will be restored and placed into stability in 2013. Subject to regulatory approval groundwater restoration will be completed for the entire project. Since we began our groundwater activities in 1998, we have processed and cleaned approximately 2.7 billion gallons of groundwater at the Kingsville Dome project.”

Pages 25-26, Vasquez:  “Restoration and Reclamation.  We are conducting ongoing restoration and reclamation activities at this project and have spent $640,000, $590,000 and $470,000 in 2012, 2011 and 2010, respectively for such activities. The Vasquez project consists of two authorized production areas. Production area 1 consists of five wellfields. At the end of 2012 restoration was substantially complete at all five wellfields and will be completed in 2013. Production area 2 consists of two wellfields where is restoration was completed in 2012. In 2013 we will sample and observe the restoration stability in the wellfields in production area 2. We project that all wellfields at our Vasquez site will be restored and placed into stability in 2013. Subject to regulatory approval groundwater restoration is projected to be completed in all wellfields at the Vasquez project in 2013. Since the commencement of groundwater restoration activities at the end of 2007, we have treated approximately 566 million gallons of groundwater at the Vasquez Project.”

Capitalized Costs

The table below summarizes the capital expenditures on each property during 2012:

	Mineral	Uranium	Permits and	Vehicles and	VBPP and	Total
Property	Rights	Plant	Licenses	Depreciable Equipment	Other	Capitalized
NEI — VBPP					$20,273,844	$20,273,844
Churchrock	$1,074,252	$1,374,512	$300,188		$21,882	2,770,834
Kingsville		521,088		$125,744		646,832
Juan Tafoya			565,244			565,244
Crownpoint	6,364		177,260	100,000		283,624
Cebolleta			145,323			145,323
Other	80,902			5,950		86,852
	$1,161,518	$1,895,600	$1,188,015	$231,694	$20,295,726	$24,772,553

With respect to the basis for capitalizing the expenditures related to mineral rights (approximately $1.2 million) and uranium plant (approximately $1.9 million), see the response to Comment No. 5 below. With respect to capitalizing the expenditures associated with permits and licenses, the Company has determined through technical studies that the capital and operating costs required to mine the respective identified non-reserve mineralized uranium contained on the properties are economically recoverable and hence, in accordance with the Company’s accounting policy, capitalizable. Finally, with respect to vehicles and other depreciable equipment, see the response to Comment No. 6 below.

Materiality of Properties

The Company classifies a mineral property as “material” once a technical report has been prepared confirming the existence of a commercially mineable deposit.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 69

Critical Accounting Policies, page 73

Comment No. 4

We read your response to our prior comment 8. Please supplement your proposed changes with a sensitivity analysis related to the impact of changes to uranium prices (e.g. an $X increase or decrease in uranium prices would...). Please provide draft disclosure of your planned changes.

Company Response to Comment No. 4

Because the Company does not currently have revenues, a sensitivity analysis related to market prices would not be practical and could be misleading at this time. When we again produce revenues, as expected for 2014, we will provide such a sensitivity analysis. However, in the Company’s next 10-Q, the Company will further emphasize the risks inherent in the estimates used for impairment assessment, including the effect of market prices, with the following statement:

The assessment of impairment involves the use of estimates and assumptions unique to each mineral property including current and future operating and capital costs, metal recoveries, production levels, commodity prices, proven and probable reserve quantities, engineering data and other factors. A high degree of judgment is involved in determining such assumptions and estimates and no assurance can be given that actual results will not differ significantly from those estimates and assumptions. For example, if market prices were to decline and remain depressed for an extended period of years, we would likely have to write down the carrying value of one or more of our mineral properties and related plant and equipment.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements, page F-9

2. Summary of Significant Accounting Policies

Uranium Properties, page F-10

Comment No. 5

We read your response to our prior comment 10 and note the amounts capitalized on projects without reserves were primarily land holding costs, physical plant and permits. With regard to the land holding costs and permits, please provide additional detail as to the nature of the expenditures and tell us why you believe it is appropriate to capitalize such amounts versus expense. With regard to the $1.4 million in physical plant, clarify for us why you believe it is appropriate to capitalize such amounts in the absence of proven and probable reserves.

Company Response to Comment No. 5

It is important to note that the Company is a production stage enterprise. In accordance with the Company’s capitalization policy as recited at Comment No. 3 above, the capitalization of land holding costs and permits is appropriate for properties where the Company has confirmed the existence of a commercially minable uranium deposit. The Company has determined the existence of commercially minable and economically recoverable non-reserve mineralized uranium at these properties through technical reports prepared by qualified professional geologists. Capitalization of such costs is also in accordance with U.S. GAAP, pursuant to ASC 360 — Property, Plant and Equipment paragraph 360-10-30-1.

In 2012 the Company capitalized costs of approximately $1.2 million for expenditures related to mineral rights, approximately $1.1 million of which relates to the Company’s Churchrock properties and the other $0.1 million of which relates to other properties. These expenditures were for investigating and assessing access rights and negotiating a new access agreement with the landowner. In addition, the Company capitalized costs of approximately $1.9 million for expenditures related to uranium plant, approximately $1.4 million of which relates to the Company’s Churchrock properties and the other $0.5 million of which relates to the Company’s Kingsville property (which has reserves). In the aggregate, approximately $2.4 million of the $2.5 million of such amounts relates to the Company’s Churchrock properties.

In 2012 the Company began the process of reviewing and updating existing technical reports on Churchrock. In October 2012, the Company finalized a baseline feasibility study on the Churchrock properties, which was then reviewed and validated in December 2012 by Behre Dolbear & Company (USA), Inc. (the “Churchrock Feasibility Study”). The Churchrock Feasibility Study lends additional support to the economic recoverability of the capital and operating costs required to mine the identified non-reserve mineralized uranium contained on the Churchrock properties. Accordingly, the 2012 expenditures for mineral rights and plant expenditures related to Churchrock are economically recoverable and are capitalized in accordance with the Company’s accounting policy.

5.  Property, Plant and Equipment, page F-17

Comment No. 6

We reviewed your response to our prior comment 7, noting that you performed impairment testing in 2009 and no new indicators were noted in 2012. We also note that you have $10.9 million capitalized as Uranium Plant at December 31, 2012 ($9.1 million at December 31, 2011) along with equipment and wellfield development. Tell us how you considered the current trend of uranium prices along with the fact that you ceased uranium production in 2009 in your conclusion that such assets should not be tested for impairment. In your response tell us how you analyzed the criteria in FASB ASC 360-10-35-21.

Company Response to Comment No. 6

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Each of the Company’s South Texas properties (Kingsville Dome, Rosita and Vasquez) contain assets that are specific and exclusive to the property and assets that, while constructed and in use at the property, have useful lives that may extend beyond production specific to the project where the assets are currently located.

The types of assets that are specific and exclusive to each project include mineral rights, property evaluation costs, permitting and licensing costs, monitor well installation costs, wellfield delineation costs and wellfield development costs. These types of costs benefit only a specific project since they are incurred and can be determined as specific to the project and do not have the ability to be transferred, assigned or moved to another location or project. For these types of costs impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the assets.

The Company’s properties also contain tangible physical assets that are integral to and a part of the uranium production process, but are not necessarily permanent or exclusive to the project where they are located. The main types of assets that are classified in this category include uranium resin processing facilities, remote ion exchange satellite plant modules, ion exchange resin, reverse osmosis units, vehicles and peripheral depreciable equipment.

During the production life of the Company’s projects, each of the items noted above (resin processing, remote ion exchange systems, ion exchange resin and reverse osmosis units) are depreciated or depleted based upon the activity at the specific project. Certain of the assets have been utilized in more than one of the Company’s uranium production projects.

The transportability of these assets will allow for their useful lives to span beyond their current location. These assets are expected to be available for use in future production operations in South Texas at either their current location or at new production projects. The assets can also be incorporated into the Company’s future New Mexico production, or their value may be recoverable through transfer or sale to potential joint venture or other uranium producers in South Texas or other uranium production operations. The Company has also evaluated the possibility of tolling agreements with third parties in South Texas to process uranium.

Because these types of assets are not permanently linked to their current locations and since they have the ability for re-use or reassignment to another Company project or another entity through transfer or sale, they have been excluded from the asset base used in determining the impairment provision calculations for each of the Company’s uranium projects. The Company has evaluated the ability to ship material from the proposed New Mexico properties to South Texas for processing as described in the Churchrock Feasibility Study. When including the South Texas assets in the Churchrock development, the undiscounted cash flows from that project in the amount of approximately $17.8 million are sufficient to support the carrying value of these assets in addition to the current Churchrock asset carrying values. Therefore, the Company maintains multiple options to realize the carrying value of the equipment.

The economic model in the Churchrock Feasibility Study was developed using near-term price forecasts, reflective of the price environment at December 2012 and expected trends for long-term prices. Most uranium price forecasts predict rising prices due to (1) the impact of the expiration in late 2013 of the US-Russian Highly Enriched Uranium (HEU) Agreement, under which Russia is dismantling a portion of its old Soviet-era nuclear warheads, removing the highly enriched uranium and blending this material with uranium of lower U-235 enrichment levels to produce commercial-grade, low-enriched uranium (LEU) for use in nuclear power plants, (2) the likelihood of the restart of many of Japan’s idled reactors within the next year, and (3) an estimated 68 nuclear power plants that are under construction globally and are expected to contribute to the demand for uranium.

Because uranium does not trade on an exchange like other commodities, the uranium industry relies on consulting companies for pricing indicators, the most notable of which is Ux Consulting Company, LLC (“UxC”). As of December 31, 2012, UxC published a long-term price of $56.00 per pound U3O8, as compared to prices of $63.00, $65.00 and $62.00 per pound U3O8 as of December 31, 2011, 2010 and 2009, respectively. Also, as noted in the table below, forecasts by uranium research analysts are predicting rising prices.

Research Analyst Uranium Price Forecast

Broker	Date	2013	2014	2015	2016	2017	LT
Bank of America	09/09/13	$45.00	$63.00	$72.00	$66.00	$66.00	$66.00
Bank of Montreal	09/09/13	$43.32	$52.00	$60.00	—	—	—
Canaccord Genuity	09/09/13	$42.00	$50.00	$55.00	—	—	—
Cantor Fitzgerald	09/09/13	$41.45	$49.50	$66.25	$70.00	$70.00	$70.00
Desjardins	09/19/13	$45.00	$50.00	—	—	—	—
Dundee Capital Markets	09/09/13	$54.00	$67.00	$65.00	$65.00	$65.00	$65.00
JP Morgan	08/30/13	$44.00	$49.00	$69.00	$85.00	—	—
Raymond James	09/12/13	$40.00	$52.00	$70.00	$70.00	—	—
Salman Partners	09/09/13	$43.19	$68.30	$74.12	—	—	—
TD Securities	09/09/13	$41.34	$48.00	—	—	—	—
Median		$43.26	$51.00	$67.63	$70.00	$66.00	$66.00
Mean		$43.93	$54.88	$66.42	$71.20	$67.00	$67.00
Max		$54.00	$68.30	$74.12	$85.00	$70.00	$70.00
Min		$40.00	$48.00	$55.00	$65.00	$65.00	$65.00

In summary, the long-term price of uranium has experienced minor fluctuations since 2009, with an industry consensus of an improving price environment following expiration of the US-Russia HEU Agreement in 2013 and increased demand globally, and the changes in price have not served as an indicator of impairment in the periods noted.

FASB ASC 360-10-35-21

The following discussion describes how the Company analyzed the criteria in FASB ASC 360-10-35-21 for purposes of impairment analysis.

35-21                A long-lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The following are examples of such events or changes in circumstances:

a.                                      A significant decrease in the market price of a long-lived asset (asset group)

While market prices for U308 have been declining since 2009, the Company has an existing contract with UG USA, Inc. (“UG Contract”) which is based on the long-term market price of uranium. As noted above, the UxC long-term market price was $56.00 at December 31, 2012. In addition, most uranium price forecasts view prices trending higher over the next 10-year period (see table above).

b.                                      A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition

The Company has budgeted production at its South Texas properties in 2014 and the condition of the uranium plant and other depreciable assets is good.

c.                                       A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator

At December 31, 2012, there was no adverse change in legal factors or in the business climate that affected the carrying value of the uranium plant and other depreciable assets.

d.                                      An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group)

Not applicable; assets are already in place and are operational.

e.                                       A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group)

Not applicable; the Company has been operating the assets for restoration and reclamation activities since 2009; current budget supports recovery of operating costs of approximately

$45 per lb. U3O8 when the production is sold into the UG Contract with prices expected to be in the range of $55 - $60 at the end of 2014 and early 2015.

f.                                        A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The term more likely than not refers to a level of likelihood that is more than 50 percent.

Not applicable; the Company is not planning to sell or otherwise dispose of the uranium plant assets.

Conclusion

In conclusion, the factors that support the carrying values for the Company’s uranium plant and other depreciable equipment include (1) the use of these assets to process the remaining 664,000 lbs. U3O8 of reserves in South Texas and sale of such processed uranium into the UG Contract, (2) the use of these assets to process resin from the Churchrock property as provided in the Churchrock Feasibility Study dated December 2012 by Behre Dolbear, and (3) the fact that the liquidation values of the uranium plant exceed carrying values when considering the replacement cost of similar processing facilities are in excess of $30.0 million whereas the carrying value for the Kingsville uranium plant and satellite facilities was $5.1 million and the carrying value of the Rosita uranium plant and satellite facilities was $4.9 million at December 31, 2012. Accordingly, no further impairment assessment was deemed necessary at December 31, 2012.

*                                         *                                         *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any further information, please contact me by phone at (303) 531-0473 or by email at jvigil@uraniumresources.com. You may also contact Paul Hilton of Hogan Lovells US LLP by phone at (303) 454-2414 or by email at paul.hilton@hoganlovells.com, or David Crandall of Hogan Lovells US LLP by phone at (303) 454-2449 or by email at david.crandall@hoganlovells.com.

Sincerely,

/s/ Jeffrey L. Vigil
Jeffrey L. Vigil
Vice President and Chief Financial Officer